

Mail Stop 3030

April 3, 2009

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Corporation
1050 Westlakes Drive
Berwyn, Pennsylvania 19312

> **Re: Tyco Electronics Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 25, 2009**
> **File No. 333-156927**

Dear Mr. Scott:

We have limited our review of your filing and your letter to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comparison of shareholder rights before and after the meeting, page 74

1. Regarding your response to prior comment 2:
    - In the last paragraph on page 84, you describe a difference as "customary." If the difference is not required by Swiss law, it should be presented to

stockholders as a separate proposal unless immaterial. Please also revise for other differences that are not required by Swiss law.

- Please clarify whether the first two changes that you identified in Attachment A to your response are required by Swiss law. If Swiss law permits - but does not require - these changes, it appears that they should each be presented as separate proposals to your shareholders.
- Please tell us the purpose of third change that you identified in Attachment A. Also, tell us how you concluded that the third change is immaterial.

Exhibit 5.1

2.   Regulation S-K Item 601(b)(5) requires that you file an opinion of counsel indicating whether the securities being registered will, when sold, be legally issued, fully paid and non-assessable. The additional language after "fully paid" in the paragraph numbered 2 in the opinion you filed makes unclear whether the consideration required by the corporate action authorizing the issuance and by any other applicable agreement has been paid in full and is legally sufficient. Also, the opinion does not address whether a holder of the offered securities is liable, solely because of security holder status, for additional assessments or calls on the securities by the registrant or its creditors. Please include an opinion that is fully compliant with Item 601(b)(5).

3.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume conclusions of law that are a necessary requirement of the ultimate opinion nor may it assume any of the material facts underlying the opinion or facts that are readily ascertainable. We note for example, the assumptions in paragraph 1(a), 1(c) and 1(d) and the last sentence of clause 3 of the exhibit you filed. Please file an opinion that is revised as appropriate. See also Rule 436(f).

4.   Please confirm that the post-effective amendment that you mention in response to prior comment 1 will include an opinion that does not make any assumptions of facts or law related to actions needed to be taken to complete the continuation, such as the assumptions in clauses 1(b), 1(e), 1(f), 1(g) and 1(h) of your current exhibit 5.1.

5.   With a view toward disclosure and more specificity of the assumptions, please tell us which actions have not been taken that require the assumptions in clauses 1(b), 1(e), 1(f), 1(g) and 1(h). Also tell us why those actions cannot be taken before the time that the registration statement is declared effective, and the risk to investors if the actions are not taken.

6.   With a view toward obtaining a clarified opinion, please tell us whether each security that you registered under the Securities Act for issuance in this

transaction will be "issued and outstanding and registered in the Commercial Register immediately after the registration of the Continuation of the Company in the Commercial Register of the Canton of Schaffhausen." If so, please tell us why the related restriction in the paragraph numbered 2 of the exhibit you filed is necessary and appropriate.

7.   Refer to the paragraph numbered 4 in the exhibit. Please tell us what laws of other jurisdictions would effect the issues required to be addressed by Regulation S-K Item 601(b)(5).

8.   Given the date restriction in the paragraph numbered 5, please file an opinion dated on the date that the registration statement becomes effective.

9.   Investors are entitled to rely on the opinion that you file per Regulation S-K Item 601(b)(5). The paragraph numbered 5 implies to the contrary. Please obtain and file a revised opinion.

10.   Please tell us how the paragraph numbered 6 is consistent with Section 14 of the Securities Act.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ellen J. Odoner
              P.J. Himelfarb